Exhibit 99.2
Dell’s Global Commercial Strength Drives Second Quarter Financial Results
•	Overall company revenue up 22 percent to $15.5 billion

•	Commercial business revenue increases 28 percent to $12.7 billion

•	Servers, storage and services revenue up 43 percent to $4.3 billion
ROUND ROCK, Texas, Aug. 19, 2010 – Commercial customer demand for Dell enterprise solutions – including servers and networking systems, storage and services – increased significantly worldwide in the second quarter of fiscal 2011, driving a 22-percent improvement in total revenue to $15.5 billion, and an 11-percent gain in operating income to $745 million on a GAAP basis in year-over-year comparisons.
Fiscal-Year 2011 Second Quarter Highlights
•	Total revenue in the quarter ended July 30 was $15.5 billion, a 22-percent increase from a year ago.

•	Dell’s commercial business continues to benefit from improved demand across all products and services, and in all geographies as Dell expands its enterprise solutions portfolio. Recently, Dell acquired Scalent, developer of virtual infrastructure management technology, and Ocarina Networks, a leading developer of storage optimization technology. The company also announced an agreement to acquire 3PAR, the leading global provider of utility storage for cloud computing. These moves illustrate Dell’s commitment to build its capabilities for open and affordable enterprise solutions.

•	Dell’s business in emerging countries continued to grow rapidly, with total revenue from Brazil, Russia, India and China (BRIC) up 52 percent to account for 12 percent of Dell’s overall revenue.

	Second Quarter
(in millions)	FY11	FY10	Change

Revenue	$15,534	$12,764	22%

Operating Income (GAAP)	$745	$671	11%
Net Income (GAAP)	$545	$472	16%
EPS (GAAP)	$0.28	$0.24	17%

Operating Income (non-GAAP)	$872	$798	9%
Net Income (non-GAAP)	$629	$575	9%
EPS (non-GAAP)	$0.32	$0.29	10%
Information about Dell’s use of non-GAAP financial information is provided under “Non-GAAP Financial Measures” below. Non-GAAP financial information excludes costs related primarily to the amortization of purchased intangibles, severance and facility-action costs, and acquisition-related charges. All comparisons in this press release are year over year unless otherwise noted.
Results
•	GAAP operating income was $745 million, or 4.8 percent of revenue. Non-GAAP operating income was $872 million, or 5.6 percent of revenue.
•	Cash flow from operations was $1.3 billion, with Dell ending the quarter with $13.1 billion in cash and investments.
Strategic Progress:
•	Server and networking revenues increased 35 percent with rapid growth in blades.
•	Storage revenue improved 13 percent led by EqualLogic storage products, which grew 63 percent as it gains wider adoption among customers.
•	Services revenue increased 57 percent to $1.9 billion with the inclusion of Perot Systems.

•	Dell introduced new Business-Ready Configurations of servers, storage, networking and virtualization technologies to help customers more quickly deploy open, affordable, fully-integrated, virtualization-ready data center solutions.
•	The corporate refresh cycle is continuing and led strong growth in Dell’s commercial client business. Revenue in total mobility and desktop products grew 21 and 17 percent, respectively, driven by particular strength in large enterprise and small and medium businesses. In the quarter, Dell announced new Latitude E-Family laptops and features, and a portfolio of Flexible Computing solutions and services to extend the reach of virtual desktops.
Business Units and Regions:
•	Large Enterprise revenue was $4.5 billion, up 38 percent, with revenues for servers, services and mobility all improving by more than 50 percent. Operating income for the quarter was $288 million, a 68-percent improvement.
•	Public revenue was $4.6 billion, an increase of 21 percent. Operating income for the quarter was $369 million, a 4-percent decline. Revenue from services, which includes Perot Systems, again more than doubled in the quarter from a year ago. Server and networking revenue increased by 12 percent. Sales to healthcare customers were strong while state and local government revenue was relatively flat.
•	Small and Medium Business revenue was $3.5 billion, up 25 percent. Operating income was $323 million, a 32-percent increase. Revenue for SMB server and networking increased 28 percent; for storage, increased 22 percent; for desktop PCs, increased 29 percent, and for mobility, increased 32 percent.
•	Consumer revenue was flat at $2.9 billion. Operating income was a $21 million loss. The company remains confident that initiatives underway will improve operating margins for the segment.
•	Asia-Pacific and Japan revenue grew 38 percent and the Americas and EMEA were up 17 and 24 percent, respectively. Revenue in the quarter from outside the U.S. was 47 percent of the company’s total.
Quotes:
Michael Dell, chairman of the board and chief executive officer: “We continue to strengthen our portfolio of data center solutions at an aggressive pace with the addition of key IP, talent and technology. This quarter’s results are a strong reflection of the progress we’ve made, and we remain very focused on delivering the best possible solutions and services to meet our customers’ IT needs.”
Brian Gladden, chief financial officer: “We are positioned well to continue benefiting from the global corporate refresh underway in client and enterprise systems. This was a solid quarter highlighted by increasing revenues, operating income and cash flow. We continue to focus on improving operating income and executing on our long-term value-creation framework, while making key investments in solutions and resources.”
Company Outlook:
Dell believes the corporate client refresh is well underway and that demand will continue through the next several quarters. For the third quarter, the company expects seasonal improvements from federal government sales and commercial businesses, resulting in a pick-up in the low single digits. Dell reiterated its outlook provided in June, anticipating revenue growth for the year from 14 to 19 percent and non-GAAP operating income growth between 18 to 23 percent.

About Dell
Dell Inc. (NASDAQ: DELL) listens to customers and delivers worldwide innovative technology, business solutions and services they trust and value. For more information, visit www.dell.com. The second-quarter analyst call with Michael Dell, chairman and CEO; Brian Gladden, CFO; and, Steve Schuckenbrock, senior vice president, Large Enterprise business unit, will be webcast live today at 3:45 p.m. CDT and archived at www.dell.com/investors. A related presentation will be posted on the website prior to the webcast. To communicate directly with Dell, go to www.dell.com/dellshares.
Non-GAAP Financial Measures:
This press release includes information about non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per share (collectively the “non-GAAP financial measures”), which are not measurements of financial performance prepared in accordance with U.S. generally accepted accounting principles. In the following tables, Dell has provided a reconciliation of each historical non-GAAP financial measure to the most directly comparable GAAP financial measure under the heading “Reconciliation of Non-GAAP Financial Measures” and has presented a detailed discussion of its reasons for including the non-GAAP financial measures and the limitations associated with those measures under the heading “Use of Non-GAAP Financial Measures.” Dell encourages investors to review the reconciliation and the non-GAAP discussion in conjunction with Dell’s presentation of these non-GAAP financial measures.
Special Note:
Statements in this press release that relate to future results and events (including statements about Dell’s future financial and operating performance, anticipated customer demand, including seasonal and geographic trends and client refresh timing and scope, enterprise solutions strategies, acquisition strategies, and new products, as well as the financial guidance with respect to revenue and non-GAAP operating income) are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are based on Dell’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” ‘believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors, including: weak global economic conditions and instability in financial markets; weak economic conditions and additional regulation affecting Dell’s financial services activities; intense competition; Dell’s cost-cutting measures; Dell’s ability to effectively manage periodic product and services transitions; Dell’s ability to effectively manage the growth of its distribution capabilities and add to its product and services offerings; Dell’s ability to achieve favorable pricing from its vendors; Dell’s reliance on third-party suppliers for product components, including reliance on several single-sourced or limited-sourced suppliers; disruptions in component or product availability; successful implementation of Dell’s acquisition strategy; Dell’s ability to generate substantial non-U.S. net revenue; Dell’s product, customer, and geographic sales mix, and seasonal sales trends; Dell’s ability to access the capital markets; loss of government contracts; customer terminations of or pricing changes in services contracts, or Dell’s failure to perform as it anticipates at the time it enters into services contracts; Dell’s ability to hedge effectively its exposure to fluctuations in foreign currency exchange rates and interest rates; counterparty default; unfavorable results of legal proceedings; Dell’s ability to obtain licenses to intellectual property developed by others on commercially reasonable and competitive terms; expiration of tax holidays or favorable tax rate structures, or unfavorable outcomes in tax audits and other compliance matters; Dell’s ability to maintain strong internal controls; changing environmental and safety laws; the effect of armed hostilities, terrorism, natural disasters, and public health issues; information technology and manufacturing infrastructure disruptions or breaches of data security; Dell’s ability to attract, retain, and motivate key personnel; and other risks and uncertainties discussed in Dell’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for its fiscal year ended January 29, 2010. In particular, Dell’s expectations with regard to revenue and non-GAAP operating income for the full fiscal year ending January 28, 2011 assume, among other matters, that there is no significant decline in economic conditions generally or demand growth specifically, no significant adverse currency fluctuations, which are unhedged, and no significant adverse component pricing or supply movements. Dell assumes no obligation to update its forward-looking statements.
Additional Note:
The planned tender offer described in this press release has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR Inc.’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Consolidated statements of income, financial position and cash flows and other financial data follow.
Dell, PowerEdge, Dell Precision and Vostro are trademarks of Dell Inc.
Dell disclaims any proprietary interest in the marks and names of others.

Contact Information

Media Contacts: (512) 728-4100
Jess Blackburn	Dell	(512) 728-8295	jess_blackburn@dell.com
David Frink	Dell	(512) 728-2678	david_frink@dell.com
Investor Relations Contacts:
Robert Williams	Dell	(512) 728-7570	robert_williams@dell.com
Shep Dunlap	Dell	(512) 723-0341	shep_dunlap@dell.com
Frank Molina	Dell	(512) 723-5116	frank_molina@dell.com